FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 – Companies Act 1985

The Company was notified yesterday that Barclays PLC, had a notifiable interest as at 26 November 2003 in 349,934,252 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.20% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.

P A Stafford

Assistant Group Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc from Geoff Smith, Manager, Secretarial Services, Group Corporate Secretariat, Barclays PLC

"Dear Sir

Companies Act 1985 ("The Act") – Part VI

I hereby inform you that as at 26 November 2003 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.20%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 10,944,856,434 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith

Manager, Secretarial Services

Enc."

	REGISTERED HOLDERS REPORT

HSBC HLDGS		SEDOL: 0540528

As at 26 November 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 349,934,252 ORD USD0.50(UK REG)
representing 3.20% of the issued share capital of 10,944,856,434 units.

Registered Holder	Account Designation	Holding

Chase Nominees Ltd	18408	1,417,331
Chase Nominees Ltd	20947	44,009,785
Bank of Ireland	BNX009IE	2,993,122
BARCLAYS CAPITAL NOMINEES LTD		29,486,674
BARCLAYS CAPITAL NOMINEES LTD		21,970,226
BARCLAYS CAPITAL SECURITIES LTD		202,000
Barclays Trust Co & Others		13,378
BARCLAYS TRUST CO AS EXEC/ADM		5,838
Barclays Trust Co DMC69		37,376
Barclays Trust Co E99		47,052
Barclays Trust Co R69		232,833
Chase Nominees Ltd	17011	174,313
Chase Nominees Ltd	16344	474,000
Chase Nominees Ltd	16345	797,340
Chase Nominees Ltd	16331	2,787,038
Chase Nominees Ltd	16341	1,434,873
Chase Nominees Ltd	16341	6,884,812
Chase Nominees Ltd	16338	733,829
Chase Nominees Ltd	16342	1,269,083
Chase Nominees Ltd	16400	82,722,300
CHASE MANHATTAN BANK	500227	48,842,574
CHASE MANHATTAN BANK	502872	17,092,604
CHASE MANHATTAN BANK	527191	15,753,296
CHASE MANHATTAN BANK	536747	3,692,420
CHASE MANHATTAN BANK	552942	2,911,888
Chase Nominees Ltd	16376	5,393,112
CITIBANK, N.A. (United States)	597367	1,165,300
Clydesdale Nominees HGB0125	53995	3,000
Clydesdale Nominees HGB0125	224676	1,772
Clydesdale Nominees HGB0125	225176	2,875
Clydesdale Nominees HGB0125	323364	3,476
Clydesdale Nominees HGB0125	323372	10,650
Clydesdale Nominees HGB0125	324018	1,466
Clydesdale Nominees HGB0125	324085	2,582
Clydesdale Nominees HGB0125	479461	1,650
Clydesdale Nominees HGB0125	479488	1,200
Clydesdale Nominees HGB0125	479496	1,650
Clydesdale Nominees HGB0125	486590	23,559
Clydesdale Nominees HGB0125	493677	2,130
Clydesdale Nominees HGB0125	497036	1,335
Clydesdale Nominees HGB0125	497648	750
Clydesdale Nominees HGB0125	497753	1,900
Clydesdale Nominees HGB0125	593965	2,208
Clydesdale Nominees HGB0125	594198	1,300
Clydesdale Nominees HGB0125	594414	3,000
Clydesdale Nominees HGB0125	594465	1,100
Clydesdale Nominees HGB0125	595534	2,600
Clydesdale Nominees HGB0125	595712	1,529
Clydesdale Nominees HGB0125	595780	1,200
Clydesdale Nominees HGB0125	595968	1,656
Clydesdale Nominees HGB0125	596123	2,500
Clydesdale Nominees HGB0125	597103	1,500
Clydesdale Nominees HGB0125	597138	11,665
Clydesdale Nominees HGB0125	597219	1,768
Clydesdale Nominees HGB0125	597286	1,800
Clydesdale Nominees HGB0125	597308	3,334
Clydesdale Nominees HGB0125	597324	4,525
Clydesdale Nominees HGB0125	597332	1,362
Clydesdale Nominees HGB0125	597359	3,000
Clydesdale Nominees HGB0125	597375	4,450
Clydesdale Nominees HGB0125	597383	5,752
Clydesdale Nominees HGB0125	597448	4,304
Clydesdale Nominees HGB0125	597480	1,200
Clydesdale Nominees HGB0125	597537	1,539
Clydesdale Nominees HGB0125	597545	3,000
Clydesdale Nominees HGB0125	597723	1,117
Clydesdale Nominees HGB0125	597758	3,098
Clydesdale Nominees HGB0125	597782	470
Clydesdale Nominees HGB0125	607419	3,000
Clydesdale Nominees HGB0125	639191	2,430
Clydesdale Nominees HGB0125	639213	1,725
Clydesdale Nominees HGB0125	645442	4,039
Clydesdale Nominees HGB0125	651361	1,650
Clydesdale Nominees HGB0125	668604	1,380
Clydesdale Nominees HGB0125	675368	1,800
Clydesdale Nominees HGB0125	678693	2,200
Clydesdale Nominees HGB0125	679401	13,000
Clydesdale Nominees HGB0125	686408	8,200
Clydesdale Nominees HGB0125	691088	2,130
Clydesdale Nominees HGB0125	691517	1,965
Clydesdale Nominees HGB0125	692386	4,800
Clydesdale Nominees HGB0125	692785	13,900
Clydesdale Nominees HGB0125	692963	9,300
Clydesdale Nominees HGB0125	693005	620
Clydesdale Nominees HGB0125	693030	4,050
Clydesdale Nominees HGB0125	693110	1,018
Clydesdale Nominees HGB0125	693196	4,635
Clydesdale Nominees HGB0125	693200	2,700
Clydesdale Nominees HGB0125	693218	2,700
Clydesdale Nominees HGB0125	693269	7,000
Clydesdale Nominees HGB0125	693404	2,000
Clydesdale Nominees HGB0125	693480	1,500
Clydesdale Nominees HGB0125	693498	783
Clydesdale Nominees HGB0125	693552	9,350
Clydesdale Nominees HGB0125	693722	1,072
Clydesdale Nominees HGB0125	693790	633
Clydesdale Nominees HGB0125	693900	4,000
Clydesdale Nominees HGB0125	694028	1,900
Clydesdale Nominees HGB0125	694222	2,017
Clydesdale Nominees HGB0125	694613	1,096
Clydesdale Nominees HGB0125	694648	577
Clydesdale Nominees HGB0125	694656	707
Clydesdale Nominees HGB0125	694761	856
Clydesdale Nominees HGB0125	694915	899
Clydesdale Nominees HGB0125	696039	3,350
Clydesdale Nominees HGB0125	696101	3,400
Clydesdale Nominees HGB0125	696128	484
Clydesdale Nominees HGB0125	696136	800
Clydesdale Nominees HGB0125	696144	812
Clydesdale Nominees HGB0125	697205	2,000
Clydesdale Nominees HGB0125	697213	2,700
Clydesdale Nominees HGB0125	697329	10,800
Clydesdale Nominees HGB0125	697388	1,578
Clydesdale Nominees HGB0125	697396	1,500
Clydesdale Nominees HGB0125	697400	1,500
Clydesdale Nominees HGB0125	697418	1,247
Clydesdale Nominees HGB0125	697434	14,050
Clydesdale Nominees HGB0125	697442	830
Clydesdale Nominees HGB0125	702950	1,591
Clydesdale Nominees HGB0125	702977	2,384
Clydesdale Nominees HGB0125	703086	1,583
Clydesdale Nominees HGB0125	703140	1,600
Clydesdale Nominees HGB0125	703353	4,100
Clydesdale Nominees HGB0125	703361	560
Clydesdale Nominees HGB0125	703396	1,995
Clydesdale Nominees HGB0125	703434	451
Clydesdale Nominees HGB0125	703450	2,684
Clydesdale Nominees HGB0125	703809	1,776
Clydesdale Nominees HGB0125	703817	1,755
Clydesdale Nominees HGB0125	703876	1,257
Clydesdale Nominees HGB0125	703884	2,030
Clydesdale Nominees HGB0125	703957	1,500
Clydesdale Nominees HGB0125	704031	3,133
Clydesdale Nominees HGB0125	704040	883
Clydesdale Nominees HGB0125	807507	8,868
Clydesdale Nominees HGB0125	807663	1,976
Clydesdale Nominees HGB0125	830118	2,800
Clydesdale Nominees HGB0125	856702	2,341
Clydesdale Nominees HGB0125	866805	2,700
Clydesdale Nominees HGB0125	870357	6,100
Clydesdale Nominees HGB0125	883041	3,036
Clydesdale Nominees HGB0125	886083	1,860
Clydesdale Nominees HGB0125	887365	1,860
Clydesdale Nominees HGB0125	1000271	7,500
Clydesdale Nominees HGB0125	3000000	2,179
Clydesdale Nominees HGB0125	3000042	1,411
Clydesdale Nominees HGB0125	3000441	2,800
Clydesdale Nominees HGB0125	3100012	1,100
Clydesdale Nominees HGB0125	3100039	1,692
Clydesdale Nominees HGB0125	3100047	2,600
Clydesdale Nominees HGB0125	3100071	4,095
Clydesdale Nominees HGB0125	3100101	1,436
Clydesdale Nominees HGB0125	3100241	1,380
Clydesdale Nominees HGB0125	3100420	2,432
Clydesdale Nominees HGB0125	3100705	451
Clydesdale Nominees HGB0125	3100926	3,800
Clydesdale Nominees HGB0125	3101086	3,262
Clydesdale Nominees HGB0125	3101280	2,699
Clydesdale Nominees HGB0125	3101361	3,000
Clydesdale Nominees HGB0125	3101515	1,870
Clydesdale Nominees HGB0125	3101728	1,650
Clydesdale Nominees HGB0125	3101787	1,942
Clydesdale Nominees HGB0125	3102058	1,595
Clydesdale Nominees HGB0125	3102090	4,200
Clydesdale Nominees HGB0125	3102147	1,300
Clydesdale Nominees HGB0125	3102252	1,060
Clydesdale Nominees HGB0125	3102279	1,920
Clydesdale Nominees HGB0125	3102309	1,023
Clydesdale Nominees HGB0125	3102465	17,750
Clydesdale Nominees HGB0125	3102490	875
Clydesdale Nominees HGB0125	3102511	2,400
Clydesdale Nominees HGB0125	3102546	3,340
Clydesdale Nominees HGB0125	3102660	1,642
Clydesdale Nominees HGB0125	3103119	2,700
Clydesdale Nominees HGB0125	3105510	800
Clydesdale Nominees HGB0125	3105553	2,050
Clydesdale Nominees HGB0125	3105618	668
Clydesdale Nominees HGB0125	3105669	1,530
Clydesdale Nominees HGB0125	3105677	389
Clydesdale Nominees HGB0125	3105758	900
Clydesdale Nominees HGB0125	7000000	2,401
Clydesdale Nominees HGB0125	7000093	2,254
Clydesdale Nominees HGB0125	7000182	2,350
Clydesdale Nominees HGB0125	7000344	573
Clydesdale Nominees HGB0125	7000417	58,410
Clydesdale Nominees HGB0125	7000425	58,410
Clydesdale Nominees HGB0125	7000662	1,600
Clydesdale Nominees HGB0125	7000832	1,925
Clydesdale Nominees HGB0225	436770	2,300
Clydesdale Nominees HGB0225	472521	900
Clydesdale Nominees HGB0225	483221	4,250
Clydesdale Nominees HGB0225	484015	4,300
Clydesdale Nominees HGB0225	493871	1,650
Clydesdale Nominees HGB0225	595798	2,000
Clydesdale Nominees HGB0225	597278	23,450
Clydesdale Nominees HGB0225	597758	2,012
Clydesdale Nominees HGB0225	639205	1,575
Clydesdale Nominees HGB0225	701601	3,699
Clydesdale Nominees HGB0225	703213	1,476
Clydesdale Nominees HGB0225	703825	1,849
Clydesdale Nominees HGB0225	703833	10,000
Clydesdale Nominees HGB0225	870934	7,075
Clydesdale Nominees HGB0225	878188	1,500
Clydesdale Nominees HGB0225	7000220	653
Clydesdale Nominees HGB0325	486590	1,535
Clydesdale Nominees HGB0325	870934	2,275
Clydesdale Nominees HGB1025	837619	13,130
INVESTORS BANK AND TRUST CO.	428169	1,004,864
INVESTORS BANK AND TRUST CO.	508068	4,643,104
INVESTORS BANK AND TRUST CO.	519883	11,560
INVESTORS BANK AND TRUST CO.	519891	28,077
INVESTORS BANK AND TRUST CO.	519909	60,201
INVESTORS BANK AND TRUST CO.	519917	34,168
INVESTORS BANK AND TRUST CO.	519925	28,352
INVESTORS BANK AND TRUST CO.	555879	209,039
INVESTORS BANK AND TRUST CO.	573039	1,292,193
INVESTORS BANK AND TRUST CO.	576487	175,720
INVESTORS BANK AND TRUST CO.	583293	7,016,240
INVESTORS BANK AND TRUST CO.	585439	150,725
INVESTORS BANK AND TRUST CO.	585918	44,746
INVESTORS BANK AND TRUST CO.	586072	1,020,624
INVESTORS BANK AND TRUST CO.	588888	67,056
INVESTORS BANK AND TRUST CO.	590421	154,063
INVESTORS BANK AND TRUST CO.	595966	1,937,511
INVESTORS BANK AND TRUST CO.	601744	165,926
INVESTORS BANK AND TRUST CO.	602333	298,156
INVESTORS BANK AND TRUST CO.	602510	400,750
INVESTORS BANK AND TRUST CO.	602645	1,024,992
INVESTORS BANK AND TRUST CO.	911140	295,163
JPMORGAN CHASE BANK	540186	1,153,765
JPMORGAN CHASE BANK	555465	1,977,289
JPMORGAN CHASE BANK	599123	318,455
JPMorgan Chase Bank	BTC034IE	139,502
JPMorgan Chase Bank	BTC045IE	1,238,785
JPMorgan Chase Bank	BTGF01IE	232,170
JPMorgan Chase Bank	BTGF04IE	1,015,026
JPMorgan Chase Bank	BTGF05IE	334,837
JPMorgan Chase Bank	BTK001IE	1,304,267
JPMorgan Chase Bank	BTS004IE	1,182,235
JPMorgan Chase Bank	BTS005IE	202,118
JPMorgan Chase Bank	BTS011IE	459,403
JPMorgan Chase Bank	BTS015IE	72,002
JPMorgan Chase Bank	BTS018IE	6,496
JPMorgan Chase Bank	BTS019IE	7,344
JPMorgan Chase Bank	BTS024IE	111,651
JPMorgan Chase Bank	BTS028IE	4,957,121
JPMorgan Chase Bank	BTS031IE	23,041
JPMorgan Chase Bank	BTS033IE	102,683
JPMorgan Chase Bank	BTS036IE	119,015
JPMorgan Chase Bank	BTS037IE	46,285
Master Trust Bank	BNNP06IE	82,345
Mellon	602529	237,803
Mellon	602538	149,191
Mellon Trust - Boston	591668	3,935,799
Mitsubishi Trust International	BNN018IE	58,602
Mitsubishi Trust International	BNN024IE	21,774
Mitsubishi Trust International	BNN033IE	35,972
Mitsubishi Trust International	BNN046IE	52,756
NORTHERN TRUST BANK - BGI SEPA	581610	1,399,944
NORTHERN TRUST BANK - BGI SEPA	584069	644,330
State Street	BNN032IE	54,606
State Street	BNX012IE	215,087
State Street	BNX019IE	114,065
State Street Bank & Trust - U.	576222	13,513
STATE STREET BANK & TRUST - US	713101	10,338,877
Sumitomo TB	BNN029IE	31,334
Sumitomo TB	BNN031IE	17,947
Sumitomo TB	BNN036IE	24,379
Sumitomo TB	BNN052IE	18,188
Swan Nominees Limited		108,585
Swan Nominees Limited		1,780
ZEBAN NOMINEES LIMITED		4,100,787
Total		349,934,252

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 2, 2003